# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kezar Life Sciences, Inc., CIK 0001645666
CUSIP: 49372L100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4000 Shoreline Court, Suite 300, Suite 1220, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-22-000005
Filed by CIK 0001791827

## Reporting persons
- Avidity Partners Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 502,600; sole dispositive power 0; shared dispositive power 502,600; aggregate amount beneficially owned 502,600 (6.9% of the class)
- Avidity Partners Management (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 502,600; sole dispositive power 0; shared dispositive power 502,600; aggregate amount beneficially owned 502,600 (6.9% of the class)
- Avidity Capital Partners Fund (GP) LP: type of reporting person: partnership (PN), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 502,600; sole dispositive power 0; shared dispositive power 502,600; aggregate amount beneficially owned 502,600 (6.9% of the class)
- Avidity Capital Partners (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 502,600; sole dispositive power 0; shared dispositive power 502,600; aggregate amount beneficially owned 502,600 (6.9% of the class)
- Avidity Master Fund LP: type of reporting person: partnership (PN), other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 502,600; sole dispositive power 0; shared dispositive power 502,600; aggregate amount beneficially owned 502,600 (6.9% of the class)
- David Witzke: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael Gregory: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 502,600; sole dispositive power 0; shared dispositive power 502,600; aggregate amount beneficially owned 502,600 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Kezar Life Sciences, Inc.
Address of issuer's principal executive offices: 4000 Shoreline Court, Suite 300, South San Francisco, California, United States of America

## Item 2. Person Filing
Name of person filing:
Avidity Partners Management LP
Avidity Partners Management (GP) LLC
Avidity Capital Partners Fund (GP) LP
Avidity Capital Partners (GP) LLC
Avidity Master Fund LP
David Witzke
Michael Gregory
Address of principal business office or, if none, residence:
Avidity Partners Management LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Partners Management (GP) LLC
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Capital Partners Fund (GP) LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Capital Partners (GP) LLC
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Master Fund LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

David Witzke
c/o Avidity Partners Management LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Michael Gregory
c/o Avidity Partners Management LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America
Citizenship:
Avidity Partners Management LP- Delaware
Avidity Partners Management (GP) LLC - Delaware
Avidity Capital Partners Fund (GP) LP - Delaware
Avidity Capital Partners (GP) LLC - Delaware
Avidity Master Fund LP - Cayman Islands
David Witzke - United States of America
Michael Gregory - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Avidity Partners Management LP: 502,600
Avidity Partners Management (GP) LLC: 502,600
Avidity Capital Partners Fund (GP) LP: 502,600
Avidity Capital Partners (GP) LLC: 502,600
Avidity Master Fund LP: 502,600
David Witzke: 0
Michael Gregory: 502,600
Percent of class:
Avidity Partners Management LP: 6.9%
Avidity Partners Management (GP) LLC: 6.9%
Avidity Capital Partners Fund (GP) LP: 6.9%
Avidity Capital Partners (GP) LLC: 6.9%
Avidity Master Fund LP: 6.9%
David Witzke: 0.0%
Michael Gregory: 6.9%
Sole power to vote or to direct the vote:
Avidity Partners Management LP: 0
Avidity Partners Management (GP) LLC: 0
Avidity Capital Partners Fund (GP) LP: 0
Avidity Capital Partners (GP) LLC: 0
Avidity Master Fund LP: 0
David Witzke: 0
Michael Gregory: 0
Shared power to vote or to direct the vote:
Avidity Partners Management LP: 502,600
Avidity Partners Management (GP) LLC: 502,600
Avidity Capital Partners Fund (GP) LP: 502,600
Avidity Capital Partners (GP) LLC: 502,600
Avidity Master Fund LP: 502,600
David Witzke: 0
Michael Gregory: 502,600
Sole power to dispose or to direct the disposition:
Avidity Partners Management LP: 0
Avidity Partners Management (GP) LLC: 0
Avidity Capital Partners Fund (GP) LP: 0
Avidity Capital Partners (GP) LLC: 0
Avidity Master Fund LP: 0
David Witzke: 0
Michael Gregory: 0
Shared power to dispose or to direct the disposition:
Avidity Partners Management LP: 502,600
Avidity Partners Management (GP) LLC: 502,600
Avidity Capital Partners Fund (GP) LP: 502,600
Avidity Capital Partners (GP) LLC: 502,600
Avidity Master Fund LP: 502,600
David Witzke: 0
Michael Gregory: 502,600

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - Joint Filing Agreement

## Signatures
- Avidity Partners Management LP: By: Avidity Partners Management (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (02/14/2025)
- Avidity Partners Management (GP) LLC: By: /s/ Michael Gregory, Michael Gregory / Managing Member (02/14/2025)
- Avidity Capital Partners Fund (GP) LP: By: Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (02/14/2025)
- Avidity Capital Partners (GP) LLC: By: /s/ Michael Gregory, Michael Gregory / Managing Member (02/14/2025)
- Avidity Master Fund LP: By Avidity Capital Partners Fund (GP) LP, its general partner, By: Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (02/14/2025)
- David Witzke: By: /s/ David Witzke, David Witzke (02/14/2025)
- Michael Gregory: By: /s/ Michael Gregory, Michael Gregory (02/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.